UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 5
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company
Act of 1935 or Section 30(f) of the Investment Company Act of
1940

( ) Check box if no longer subject to Section 16. Form 4 or Form
    5 obligations may continue. See Instructions 1(b).
( ) Form 3 Holdings Reported
(X) Form 4 Transactions Reported

1. Name and Address of Reporting Person*
   Torkelsen, John B.
   c/o Princeton Venture Research, Inc.
   5 Vaughn Drive
   Princeton, NJ 08540

2. Issuer Name and Ticker or Trading Symbol
   Princeton Video Image, Inc. (PVII)

3. I.R.S. Identification Number of Reporting Person, if an entity
   (Voluntary)

4. Statement for Month/Year
   Fiscal Year Ending June 30, 1998

5. If Amendment, Date of Original (Month/Year)
   August, 1998

6. Relationship of Reporting Person(s) to Issuer (Check all applicable) (X) Director ( ) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

7. Individual or Joint/Group Reporting (Check Applicable Line)
   (X) Form Filed by One Reporting Person
   ( ) Form Filed by More than One Reporting Person

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Table I -- Non-Derivative Securities Acquired, Disposed of, or
Beneficially Owned
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1. Title of Security  2. Trans-  3. Trans-  4. Securities Acquired (A)  5. Amount of  6. Owner-  7. Nature of
   (Instr. 3)            action     action     or Disposed of (D)          Securities    ship       Indirect
                         Date       Code       (Instr. 3, 4 and 5)         Beneficially  Form:      Beneficial
                                    (Instr. 8)                             Owned at      Direct     Owner-
                                               ------------------------    end of        (D) or     ship
                         (Month/                                           Issuer's      Indirect(I)
                          Day/                                             Fiscal Year   (Instr.4)  (Instr. 4)
                          Year)                          (A) or            (Instr.3 and 4)
                                               Amount    (D)      Price
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Common Stock             1/29/98     X         15,000     A       $0.01    15,000          I         By Limited
                                                                                                     Partner-
                                                                                                     ship(1)
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Common Stock                                                                5,992          I         By Wife
                                                                                                     (2)
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Common Stock                                                               29,658          I         By Corp.
                                                                                                     (3)
---------------------------------------------------------------------------------------------------------------

===============================================================================================================

(1) Acorn Technology Fund, L.P.

(2) The Reporting Person disclaims beneficial ownership of these securities, and this report shall not be deemed an admission that the Reporting Person is the beneficial owner of such securities for purposes of
    Section 16 or for any other purpose.

(3) Princeton Venture Research, Inc.

*If the form is filed by more than one reporting person, see instruction 4(b)(v).

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
            (e.g., puts, calls, warrants, options, convertible securities)

=================================================================================================================================

1.Title of  2.Conver- 3.Trans-  4.Trans-  5.Number of Deriv-  6.Date Exer-  7.Title and  8.Price  9.Number  10.Owner-  11.Nature
  Derivative  sion or   action    action    ative Securities    cisable and   Amount of    of       of Deriv-  ship       of
  Security    Exercise  Date      Code      Acquired (A) or     Expiration    Underlying   Deriv-   ative      of       Indirect
  (Instr.3)   Price of            (Instr.8) Disposed of (D)     Date          Securities   ative    Secur-     Deriv-   Benefi-
              Deri-     (Month/             (Instr. 3,4, and 5) (Month/Day/   (Instr.      Secur-   ities      ative    cial
              vative    Day/                                     Year)         3 and 4)    ity      Bene-      Security Owner-
              Security  Year)                                                              (Instr.  ficially   Direct   ship
                                                               --------------------------  5)       Owned at   (D) or   (Instr.4)
                                                                                                    End of     Indirect
                                            ------------------ Date    Expir-  Title Amount         Year       (I)
                                                               Exer-   ation         or Number     (Instr.4)  (Instr.4)
                                                               cisable Date          of Shares
                                             (A)      (D)
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Warrant       $0.01    1/29       X                   15,000   10/20   12/19   Common  15,000        0
                       1998                                    1997    2002    Stock
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Stock Option  $17.50   5/28      D(1)                 20,000   (1)     3/28    Common  20,000        0          D
(Right to              1998                                            2001    Stock
Buy)
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Stock Option  $8.00    5/28      A(2)        20,000            (2)     3/28    Common  20,000       (2)         D
(Right to              1998                                            2001    Stock
Buy)
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Warrant       $16.50   5/28      D(3)                  6,000   4/29    4/29    Common   6,000        0          I        By
                       1998                                    1994    1999    Stock                                     Corp.*
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Warrant       $8.00    5/28      A(4)         6,000            5/28    4/29    Common   6,000       6,000       I        By
                       1998                                    1998    2004    Stock                                     Corp.*
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Warrant       $13.75   5/28      D(5)                 22,200   2/28    2/28    Common  22,200        0          I        By
                       1998                                    1994    1999    Stock                                     Corp.*

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Warrant       $8.00    5/28      A(6)        22,200            5/28    2/28    Common  22,200      22,200       I        By
                       1998                                    1998    2004    Stock                                     Corp.*

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=================================================================================================================================

Explanation of Responses: * Princeton Venture Research, Inc.

  See Attached.

 /s/ John B. Torkelsen                                     5/4/99
-------------------------------------             -------------------------
  **Signature of Reporting Person                            Date


** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations.
   See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

                      Attachment to Form 5
                      ---------------------


1.   Name and Address of Reporting Person:

     Torkelsen, John B.
     c/o Princeton Venture Research, Inc.
     5 Vaughn Drive
     Princeton, NJ 08540

2.   Issuer Name and Ticker or Trading Symbol:

     Princeton Video Image, Inc. (PVII)

4.   Statement for Month/Year:

     Fiscal Year Ending June 30, 1998



Explanation of Responses for Table II:


(1) Cancellation of option in connection with grant of replacement option. The cancelled option vested as to one thirty-sixth (1/36) of the shares subject to the option on April 1, 1996 and 1/36 per month thereafter.

(2) The reported transaction involved the repricing of an existing option which was originally granted on March 28, 1996 and provided for vesting as indicated in note 1 above (14,445 of the shares subject to the cancelled option had vested as of May 28, 1998 (the repricing date)). 14,445 shares underlying the repriced option vested as of May 28, 1998 and the remaining 5,555 shares vest at the rate of 1/10 per month for 10 months commencing on June 1, 1998.

(3)  Cancellation of warrant in connection with grant of replacement warrant.

(4) The reported transaction involved the repricing and the extension of the exercise period of an existing warrant.

(5)  Cancellation of warrant in connection with grant of replacement warrant.

(6) The reported transaction involved the repricing and the extension of the exercise period of an existing warrant.